ALEAFIA HEALTH INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Shareholders”) of the common shares (the “Common Shares”) of Aleafia Health Inc. (the “Company”) will be held at Famee Furlane Club – Friuli Hall, 7065 Islington Avenue, Woodbridge, ON. L4L 1V9 on December 6, 2018 at 9:00 a.m. (Toronto time) for the following purposes:

1.

to consider and, if thought appropriate, to pass, with or without variation, a special resolution, as more particularly set out in the accompanying management information circular (the “Circular”), approving the consolidation of the Company’s issued and outstanding Common Shares (the “Consolidation”);

2.

to consider and, if thought appropriate, to pass an ordinary resolution as more particularly set forth in the Circular, to approve certain amendments to the Company’s stock option plan (the “Stock Option Plan”);

3.

to consider and, if thought appropriate, to pass an ordinary resolution as more particularly set forth in the Circular, to approve certain amendments to the Company’s restricted share unit plan (the “RSU Plan”); and

4.	to transact any other business that may properly come before the Meeting or any adjournment of the Meeting.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Only Shareholders at the close of business on November 5, 2018 (the “Record Date”) are entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.

Shareholders may vote in person at the Meeting or any adjournments or postponements thereof, or they may appoint another person (who need not be a Shareholder) as their proxy to attend and vote in their place.

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by fax within North America to 1-866-249-7775, and outside North America to (416) 263-9524, at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. Proxies received after that time may be accepted by the Chairman of the Meeting in the Chairman’s discretion, but the Chairman is under no obligation to accept late proxies.

DATED this 6th day of November, 2018

By Order of the Board of Directors

/s/ “Julian Fantino”
Julian Fantino
Chairman of the Board

ALEAFIA HEALTH INC.
8810 Jane Street, 2nd Floor
Vaughan, Ontario, L4K 2M9

MANAGEMENT INFORMATION CIRCULAR

AS AT NOVEMBER 6, 2018

FOR THE SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 6, 2018

SOLICIATION OF PROXIES

This management information circular (this “Circular”) is furnished in connection with the solicitation by the management of Aleafia Health Inc. (“Aleafia” or the “Company”) of proxies to be used at the special meeting (the “Meeting”) of the holders (the “Shareholders”) of the common shares (the “Common Shares”) of the Company. The Meeting will be held at Famee Furlane Club – Friuli Hall, 7065 Islington Avenue, Woodbridge, ON. L4L 1V9 on December 6, 2018 at 9:00 a.m. (Toronto time), and at all adjournments of the Meeting, for the purposes set out in the notice of the Meeting that accompanies this Circular (the “Notice”). Information contained herein is given as of November 6, 2018 unless otherwise specifically stated.

Solicitation of proxies will be primarily by mail but may also be by telephone, facsimile, or other electronic means, or in person by directors, officers and employees of Aleafia who will not be additionally compensated therefore. In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries or other intermediaries to send the Notice, the Circular and other meeting materials, if applicable, (collectively the “Meeting Materials”) to the beneficial owners of the Common Shares held of record by such parties. The Company may reimburse such parties for reasonable fees and disbursements incurred by them in doing so. The costs of soliciting proxies will be borne by Aleafia. The Company may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from Shareholders in favour of the matters set forth in the Notice.

Appointment and Revocation of Proxies

A Registered Shareholder may vote in person at the Meeting or may appoint another person to represent such Registered Shareholder as proxy and to vote the Common Shares of such Registered Shareholder at the Meeting. In order to appoint another person as proxy, a Registered Shareholder must complete, execute and deliver the form of proxy accompanying this Circular, or another proper form of proxy, in the manner specified in the Notice.

The purpose of a form of proxy is to designate persons who will vote on the Shareholder’s behalf in accordance with the instructions given by the Shareholder in the form of proxy. The persons named in the enclosed form of proxy are officers or directors of the Company. A REGISTERED SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY, TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO BY FILLING IN THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. A Registered Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed form of proxy with the Company’s transfer agent and registrar, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by fax within North America to 1-866-249-7775, and outside North America to (416) 263-9524, at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. Proxies received after that time may be accepted by the Chairman of the Meeting in the Chairman’s discretion, but the Chairman is under no obligation to accept late proxies. A form of proxy should be executed by the Registered Shareholder or his or her attorney duly authorized in writing or, if the Registered Shareholder is a company, by an officer or attorney thereof duly authorized.

A Registered Shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her form of proxy is nullified with respect to the matters such person votes upon at the Meeting and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

A Registered Shareholder who has given a form of proxy may revoke the form of proxy at any time prior to using it by: (a) depositing an instrument in writing, including another completed form of proxy, executed by such Registered Shareholder or by his or her attorney authorized in writing or by electronic signature or, if the Registered Shareholder is a Company, by an authorized officer or attorney thereof at, or by transmitting by telephone or electronic means, a revocation signed, subject to the Business Corporations Act (Ontario), by electronic signature, to (i) the registered office of the Company, located at 8810 Jane Street, 2nd Floor, Vaughan, Ontario, L4K 2M9, at any time prior to 5:00 p.m. (Eastern time) on the last business day preceding the day of the Meeting or any adjournment thereof, or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof; or (b) in any other manner permitted by law.

Exercise of Discretion

The Common Shares represented by proxies in favour of management nominees will be voted in accordance with the instructions of the Registered Shareholder on any ballot that may be called for and, if a Registered Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Common Shares represented by the proxy shall be voted accordingly. Where no choice is specified, the proxy will confer discretionary authority and will be voted for the amendment to the Company’s articles to subdivide the Company’s issued and outstanding Common Shares, for the amendments to the Company’s Stock Option Plan and for the amendments of the Company’s RSU Plan.

The enclosed form of proxy confers discretionary authority upon the persons named in it with respect to amendments to, or variations of, matters identified in the Notice, and with respect to other matters, if any, which may properly come before the Meeting. At the date of the Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the proxy will be voted on those matters in accordance with the best judgment of the named proxy.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Only Registered Shareholders or the persons they appoint as their proxies are permitted to attend and vote at the Meeting and only forms of proxy deposited by Registered Shareholders will be recognized and acted upon at the Meeting. Common Shares beneficially owned by a Non-Registered Holder are registered either: (i) in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Holder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) (a “Clearing Agency”) of which the Intermediary is a participant. Accordingly, such Intermediaries and Clearing Agencies would be the Registered Shareholders and would appear as such on the list maintained by Computershare Investor Services Inc. (“Computershare”). Non-Registered Holders do not appear on the list of the Registered Shareholders maintained by Computershare.

Distribution of Meeting Materials to Non-Registered Holders

In accordance with the requirements of NI 54-101, the Company has distributed copies of the Meeting Materials to the Clearing Agencies and Intermediaries for distribution to Non-Registered Holders as well as directly to NOBOs (as defined below).

Non-Registered Holders fall into two categories - those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from Intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials to such NOBOs. If you are a NOBO and the Company or Computershare has sent the Meeting Materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the Common Shares on your behalf.

With respect to OBOs, in accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Circular, and the form of proxy (the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to OBOs. Management of the Company intends to pay for Intermediaries to forward the Meeting Materials to OBOs.

Voting by Non-Registered Holders

The Common Shares held by Non-Registered Holders can only be voted at the direction of the Non-Registered Holder. Without specific instructions, Intermediaries or Clearing Agencies are prohibited from voting Common Shares on behalf of Non-Registered Holders. Therefore, each Non-Registered Holder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

The various Intermediaries have their own mailing procedures and provide their own return instructions to Non-Registered Holders, which should be carefully followed by Non-Registered Holders in order to ensure that their Common Shares are voted at the Meeting.

Non-Registered Holders will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

A.           Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form (a “VIF”). If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the VIF must be completed, signed and returned in accordance with the directions on the form.

or,

B.            Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must complete and sign the form of proxy and in accordance with the directions on the form.

Voting by Non-Registered Holders at the Meeting

Although a Non-Registered Holder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of an Intermediary or a Clearing Agency, a Non-Registered Holder may attend the Meeting as proxyholder for the Registered Shareholder who holds Common Shares beneficially owned by such Non-Registered Holder and vote such Common Shares as a proxyholder. A Non-Registered Holder who wishes to attend the Meeting and to vote their Common Shares as proxyholder for the Registered Shareholder who holds Common Shares beneficially owned by such Non-Registered Holder, should (a) if they received a VIF, follow the directions indicated on the VIF; or (b) if they received a form of proxy strike out the names of the persons named in the form of proxy and insert the Non-Registered Holder’s or its nominees name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those instructions regarding when and where the VIF or the form of proxy is to be delivered.

All references to Shareholders in the Meeting Materials are to Registered Shareholders as set forth on the list of registered Shareholders as maintained by Computershare, unless specifically stated otherwise.

Interests of Certain Persons or Companies in Matters to be Acted Upon

Management of the Company is not aware of a material interest, direct or indirect, by way of beneficial ownership of shares or otherwise, of any director or officer of the Company at any time since the beginning of the Company’s last financial year to the date of this Circular, in any matter to be acted upon at the Meeting, other than potential grants to directors and/or officers of stock options and restricted share units under the amended stock option plan and RSU Plan, respectively, such amendments to be voted upon at the meeting.

Voting Securities and Principal Holders of Voting Securities

As of November 5, 2018, (the “Record Date”), there were a total of 145,518,851 Common Shares issued and outstanding.

Only Registered Shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting. On a show of hands, every Registered Shareholder and proxy holder will have one vote and, on a poll, every Registered Shareholder present in person or represented by proxy will have one vote for each Common Share held.

To the knowledge of the directors and officers of the Company, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to the outstanding Common Shares.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION
(For the financial year ended October 31, 2017)

For the purposes of this Information circular, a “Named Executive Officer” or “NEO” means each of the following individuals:

a)

each individual who, during any part of the Company’s financial year ended October 31, 2017, served as the chief executive officer (“CEO”) of the Company, including an individual performing functions similar to a CEO;

b)

each individual who, during any part of the Company’s financial year ended October 31, 2017, served as chief financial officer (“CFO”) of the Company, including an individual performing functions similar to a CFO;

c)

the most highly compensated executive officers of the Company and its subsidiaries, other than the individuals identified in paragraphs (a) and (b) as at October 31, 2017 whose total compensation was more than $150,000, as determined in accordance with subsection 1.3(5) of Form 51-102F6, for the financial year ended October 31, 2017; and

d)

each individual who would be an NEO under paragraph (c) above but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, as at October 31, 2017.

Based on the foregoing definition, during the last completed financial year of the Company, there were five (5) Named Executive Officers, namely, (i) its former President and CEO, John Philpott who has since resigned from this position on March 26, 2018, (ii) its former President and CEO, Alistair MacLennan who resigned on November 9, 2016, (iii) its former CFO, Garry J. Stewart, who served in this position until August 20, 2018; (iv) its former CFO, Robert Randall who resigned on May 1, 2017; and (v) its former CFO, Mark Gelmon who resigned on November 9, 2016.

Compensation Discussion and Analysis

The following disclosure is provided in relation to the Company prior to the business combination completed on March 26, 2018. Following the Meeting, the board of directors (the “Board”) expects it will undertake a review of the Company’s executive compensation program to determine whether any changes should be considered by the Board and/or the Shareholders.

In assessing the compensation of its executive officers, the Company does not have in place any formal objectives, criteria or analysis; instead, it relies mainly on discussions at the Board level.

The Company’s executive compensation program has three principal components: base salary, incentive bonuses to be primarily made through either cash or the grant of restricted share units (RSUs), and incentive Options. The determination and administration of base salaries or incentive bonuses, or both, are discussed in greater detail below. When appropriate to do so, incentive bonuses in the form of cash payments or RSUs, are designed to add a variable component of compensation, in addition to Options, based on corporate and individual performances for Named Executive Officers, and may or may not be awarded in any financial year. The Company has no other forms of compensation for its NEOs, although payments may be made from time to time to individuals who are NEOs or companies they control, for the provision of consulting services. Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

The Company notes that it is in a development stage with respect to its business, has to operate with limited financial resources, and must control costs to ensure that funds are available to complete its business plans and otherwise fund its operations. The Board has to consider the current and anticipated financial position of the Company at the time of any compensation determination. The Board has attempted to keep the cash compensation paid to the Company’s NEOs relatively modest, while providing long-term incentives through the granting of Options.

The Company’s executive compensation program is administered by the Board of Directors, and is designed to provide incentives for the enhancement of shareholder value. The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of the Shareholders and to reward corporate and individual performance. The Company’s compensation package has been structured in order to link shareholder return, measured by the change in the share price, with executive compensation through the use of incentive Options as the primary element of variable compensation for its Named Executive Officers. The Company does not currently offer long-term incentive plans or pension plans to its NEOs.

The Company bases the compensation for a NEO on the years of service with the Company, responsibilities of each officer and their duties in that position. The Company also bases compensation on the performance of each officer. The Company believes that Options can create a strong incentive to the performance of each officer and is intended to recognize extra contributions and achievements towards the goals of the Company.

The Board, when determining cash compensation payable to a NEO, takes into consideration their experience in the health care industry, as well as their responsibilities and duties and contributions to the Company’s success. NEOs receive a base cash compensation that the Company feels is in line with that paid by similar companies, subject to the Company’s financial resources; however no formal survey was completed by the Board.

Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company’s securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance
Incentive Bonuses/RSUs	Discretionary cash payment or equity grant	Reward individual performance in achieving corporate goals
Incentive Stock Option	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance	Reward long-term financial and operating performance and align interests of key employees with those of shareholders

The Company relies on the discretion and judgment of the directors in establishing and amending contracts for all forms of compensation, including stock options to be granted to the NEOs, to ensure such arrangements reflect the responsibilities and risks associated with each position. There is no formal process using objectives, criteria, or analysis, for determining compensation. When determining the compensation of its officers, the Board is guided by the general objectives of the Company’s compensation strategy as set out above.

In performing its duties, the Board has considered the implications of risks associated with the Company’s compensation policies and practices. At its early stage of development and considering its current compensation policies, the Company has no compensation policies or practices that would encourage an executive officer or other individual to take inappropriate or excessive risks. An NEO or director is permitted for his or her own benefit and at his or her own financial risk, to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars or units or exchange funds, that are designed to hedge or offset a decrease in the market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Option-Based Awards

Stock options are granted to provide an incentive to the directors, officers, employees and consultants of the Company to achieve the longer-term objectives of the Company; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Company; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Company. The Company awards stock options to its executive officers based upon the recommendation of the Board, which recommendation is based upon the Board’s review of a proposal from the CEO. Previous grants of incentive stock options are taken into account when considering new grants. Implementation of a new incentive stock option plan and amendments to the existing stock option plan are the responsibility of the Company’s Board.

Summary Compensation Table

The following table sets forth the total compensation paid to or earned by the Named Executive Officers of the Company for its most recently completed financial year to October 31, 2017, and the previous fiscal years of the Company (ending October 31, 2016 and January 31, 2016):

Name and Principal Position	Year Ended	Salary ($)	Share- based Awards ($)	Option- based Awards(1) ($)	Non-equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long- term Incentive Plans
John Philpott, Former President & CEO	Oct. 31, 2017	150,000	Nil	Nil	84,375	Nil	Nil	Nil	234,375
	Oct. 31, 2016	76,062	Nil	Nil	Nil	Nil	Nil	Nil	76,062
Alistair MacLennan, Former President & CEO(2)	Oct. 31, 2017	Nil	Nil	Nil	Nil	Nil	Nil	6,000	6,000
	Oct. 31, 2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Garry J. Stewart Former CFO(3)	Oct. 31, 2017	67,500	Nil	Nil	30,375	Nil	Nil	Nil	97,875
Robert Randall Former CFO(4)	Oct. 31, 2017	Nil	Nil	Nil	Nil	Nil	Nil	90,980	90,980
	Oct. 31, 2016	Nil	Nil	Nil	Nil	Nil	Nil	91,023(4)	91,023
Mark Gelmon, Former CFO(5)	Oct. 31, 2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	Oct. 31, 2016	Nil	Nil	Nil	Nil	Nil	Nil	22,500(6)	20,000
	Jan. 31, 2016	Nil	Nil	Nil	Nil	Nil	Nil	20,000(6)	20,000

(1)

The fair value of stock options granted during the last financial year is based on the difference between the exercise price of the stock options granted, and the last closing price of the Company’s shares on the trading date immediately preceding the dates of grant of the stock options, as a reasonable estimate of the benefit conferred at the time of the grant.

(2)	Mr. MacLennan was appointed as President & CEO on June 7, 2016, and resigned as an officer on November 9, 2016.
(3)	Mr. Stewart served as CFO from May 1, 2017 and resigned on August 20, 2018.
(4)	Mr. Randall’s services as CFO were invoiced through Randall Consulting Inc. Mr. Randall resigned as an officer on May 1, 2017.
(5)	Mr. Gelmon served as CFO from 2009 until November 9, 2016.
(6)

Mr. Gelmon did not receive any compensation directly from the Company, as all compensation in connection with his services was paid to iO Corporate Services Ltd., a corporation which provides secretarial and accounting services.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the options granted to the Named Executive Officers to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year. No share-based awards were outstanding at the end of the most recently completed financial year.

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- the-money Options ($)(1)
John Philpott, Former President & CEO	375,000(2) 200,000	$0.90 $0.45	November 25, 2021 October 4, 2022	Nil Nil
Alistair MacLennan, Former President & CEO	150,000(2) 100,000	$0.90 $0.45	November 25, 2021 October 4, 2022	Nil Nil
Robert Randall Former CFO	200,000	$0.90	November 25, 2021	Nil
Garry J. Stewart Former CFO	200,000	$0.45	October 4, 2022	Nil

(1)

The aggregate dollar value of the in-the-money unexercised vested options held at the end of the last financial year, based on the difference between the market value of the Common Shares at the financial year end of $0.44, and the exercise price. This does not mean the options were exercised or that any shares were sold at these values.

(2)	These stock options were cancelled on January 15, 2018.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value vested or earned during the year of option-based awards and non-equity incentive plan compensation paid to Named Executive Officers during the most recently completed financial year. No share-based awards were outstanding during the most recently completed financial year.

Name	Option-based Awards – Value Vested During the Year	Non-equity Incentive Plan Compensation – Value earned During the Year ($)
John Philpott, President & CEO	Nil	84,375
Alistair MacLennan Former President & CEO	Nil	Nil
Robert Randall Former CFO	Nil	Nil
Garry J. Stewart Former CFO	Nil	30,375

(1)

The aggregate value of the option-based awards vested during the most recent financial year is based on the difference between the Common Share price on the vesting day of any options that vested during the financial year and the exercise price of the options.

Pension Plan Benefits

The Company does not have a defined benefit or contribution plan, nor does it have any deferred compensation plans.

Termination and Change of Control Benefits

For the year ended October 31, 2017, the Company had agreements in place for payments to Named Executive Officers at, following or in connection with any termination (whether for cause or without cause) or a change of control of the Company. Lump sum payments upon change of control ranged between six and 12 months of the NEO’s total compensation or annual salary and, in some instances, include the continuation of comprehensive health and dental plan benefits for a period of time. In some agreements, the Company must meet a minimum market capitalization threshold before any payments will be made upon a change of control.

Director Compensation

Director Compensation Table

The following table sets forth the value of all compensation provided to directors, not including those directors who were also Named Executive Officers, for the Company’s most recently completed financial year. No share-based awards were made during the most recently completed financial year and no non-equity incentive plan compensation or pensions were provided to directors.

Name	Fees Earned ($)	Option-based Awards(1) ($)	All Other Compensation ($)	Total ($)
Neil Smith	9,000	Nil	Nil	9,000
Ian Klassen	6,000	Nil	Nil	6,000
Danial Schecter	6,000	Nil	109,314	115,314
Robert Coltura(2)	Nil	Nil	Nil	Nil
Jason Leikam(3)	Nil	Nil	Nil	Nil

(1)

The fair value of stock options granted during the last financial year is based on the difference between the exercise price of the stock options granted, and the last closing price of the Company’s shares on the trading date immediately preceding the dates of grant of the stock options, as a reasonable estimate of the benefit conferred at the time of the grant.

(2)	Mr. Coltura resigned effective November 9, 2016.
(3)	Mr. Leikam resigned effective November 9, 2016.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the options granted to the directors of the Company, not including those directors who are also Named Executive Officers, to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year. No share-based awards were outstanding at the end of the most recently completed financial year.

Name	Option-based Awards - Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- money Options ($)(1)
Neil Smith	200,000(2)	$0.90	November 25, 2021	Nil
	125,000	$0.45	October 4, 2022	Nil
Ian Klassen	150,000(2)	$0.90	November 25, 2021	Nil
	100,000	$0.45	October 4, 2022	Nil
Danial Schecter	150,000(2)	$0.90	November 25, 2021	Nil
	100,000	$0.45	October 4, 2022	Nil

(1)

The aggregate dollar value of the in-the-money unexercised vested options held at the end of the last financial year, based on the difference between the market value of the Common Shares at the financial year end of $0.44, and the exercise price. This does not mean the options were exercised or that any shares were sold at these values.

(2)	These stock options were cancelled on January 15, 2018.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value vested or earned during the year of option-based awards and non-equity incentive plan compensation paid to the directors of the Company, not including those directors who are also Named Executive Officers, during the most recently completed financial year. No share-based awards were outstanding during the most recently completed financial year.

Name	Option-based Awards – Value Vested During the Year ($)(1)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Neil Smith	Nil	Nil
Ian Klassen	Nil	Nil
Danial Schecter	Nil	Nil

(1)

The aggregate value of the option based awards vested during the most recent financial year is based on the difference between the Common Share price on the vesting day of any options that vested during the financial year and the exercise price of the options.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information pertaining to the Company’s equity compensation plan as at the end of the most recently completed financial year (October 31, 2017):

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by securityholders	3,143,350	0.86	856,246
Equity compensation plans not approved by securityholders	Nil	N/A	NA
TOTAL	3,143,350	0.86	856,246

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company’s last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

An “informed person” means:

a)	a director or executive officer of the Company;

b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

c)

any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and

d)	the Company if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

Management functions of the Company and its subsidiaries are substantially performed by the Company’s directors and executive officers. The Company has not entered into any contracts, agreements or arrangements with parties other than its directors and executive officers for the provision of such management functions.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.        Share Consolidation

At the Meeting, Shareholders will be asked to consider and, if thought appropriate, to pass a special resolution (the “Share Consolidation Resolution”) authorizing the Board to effect a share consolidation (the “Consolidation”) on the basis of one (1) post-consolidation Common Share for up to each four (4) pre-Consolidation Common Shares (the “Consolidation Ratio”). The Board will be permitted, without further Shareholder approval, to select a lower consolidation ratio if it deems appropriate. Approval of the Consolidation by the Shareholders would give the Board authority to implement the Consolidation at any time. As at the date hereof, assuming the Shareholders approve the Consolidation, the Board intends to implement the Consolidation as soon as market conditions are receptive following the Meeting, subject to TSX Venture Exchange (the “TSXV” or the “Exchange”) approval. In addition, notwithstanding approval of the Consolidation by the Shareholders, the Board, in its sole discretion, may revoke the Share Consolidation Resolution and abandon the Consolidation without further approval, action by, or prior notice to Shareholders.

Background and Benefits of Consolidation

The Company has been studying the benefits of a share consolidation. It believes that the post-consolidation market price per common share will make investing in the Company’s Common Shares more attractive to a broader range of institutional investors and other members of the investing public. In addition, the Company has applied for listing on the Nasdaq Stock Market LLC (the “NASDAQ”). The NASDAQ requires that its issuers have a minimum stock price of USD$4.00 at the time of listing.

Other benefits of consolidation include:

Greater investor interest: a higher post-consolidation Common Share price could help generate interest in the Company among investors, as a higher anticipated Common Share price may: (i) meet investing guidelines for certain institutional investors and investment funds that may be prevented under their investing guidelines from investing in the Common Shares at current price levels; and (ii) result in changes in the price levels of the Common Shares less volatile on a percentage basis;

Reduction of Shareholder transaction costs: investors may benefit from relatively lower trading costs associated with a higher Common Share price. It is likely that many investors pay commissions based on the number of Common Shares traded when they buy or sell Common Shares. If the Common Share price was higher, investors may pay lower commissions to trade a fixed dollar amount than they would if the Common Share price is lower; and

Improved trading liquidity: the combination of potentially lower transaction costs and increased interest from investors may ultimately improve the trading liquidity of the Common Shares.

Principal Effects of the Share Consolidation

If approved and implemented, the Consolidation will occur simultaneously for all of the Common Shares and the Consolidation Ratio will apply equally for all such Common Shares. The Consolidation will affect all holders of the Company’s Common Shares uniformly. No fractional Common Share will be issued in connection with the Consolidation. Each Common Share outstanding post-Consolidation will be entitled to one vote and will be fully paid and non-assessable.

The principal effects of the Consolidation will be that:

(a)

the number of Common Shares of the Company issued and outstanding will be reduced from 145,518,851 Common Shares as of the date hereof to approximately 36,379,712 Common Shares if the maximum consolidation ratio of one (1) to four (4) is used; and

(b)

the exercise or conversion price and/or the number of Common Shares issuable under any of the Company’s outstanding convertible securities, stock options and warrants will be proportionally adjusted upon the Consolidation based on the Consolidation Ratio.

Effect on Registered Holders

The Consolidation, following the obtaining of Shareholder approval and all necessary regulatory approvals, including the acceptance by the Exchange, and the filing of the requisite amendment to the articles of incorporation to effect the Consolidation, will require registered Shareholders to exchange their share certificates for a Direct Registration System (DRS) advice. When applicable, registered Shareholders will be sent a Letter of Transmittal which will detail the instructions for the return of share certificates. The transfer agent will send to each registered Shareholder who has sent the required documents a DRS advice representing the number of post-Consolidation Common Shares to which the Shareholder is entitled. Until surrendered, each share certificate representing pre-Consolidation Common Shares will be deemed for all purposes to represent the number of post-Consolidation Common Shares to which the holder is entitled as a result of the Consolidation. Share certificates deposited into brokerage accounts after the implementation of the Consolidation will also be adjusted by the Consolidation Ratio.

Effect on Non-Registered Holders

Non-Registered Holders holding their Common Shares through an Intermediary should note that such Intermediary may have different procedures for processing the Consolidation than those that will be put in place by the Company for registered shareholders. If you are a Non-Registered Holder and you have questions or concerns in this regard, you are encouraged to contact your Intermediary.

Effect on Common Shares Held in Book-Entry Form

Certain Non-Registered Holders may own Common Shares in book-entry form. Non-Registered Holders will not have share certificates evidencing their ownership of such Common Shares and therefore do not need to take any additional actions to exchange their pre-Consolidation book-entry Common Shares, if any, for post-Consolidation Common Shares. Upon the effective date of the Consolidation, each then existing book-entry account will be adjusted to reflect the number of post-Consolidation Common Shares to which the Non-Registered Holder is entitled in accordance with the Consolidation Ratio.

Effect on Convertible Securities and Stock Options

The exercise or conversion price and/or the number of Common Shares issuable under any outstanding convertible securities and outstanding stock options (“Options”) will be proportionally adjusted upon the implementation of the Consolidation, in accordance with the terms of such securities, based on the Consolidation Ratio.

No Dissent Right

Under the Business Corporations Act (Ontario) (the “OBCA”), Shareholders do not have dissent or appraisal rights with respect to the Consolidation.

Resolution for Approving the Consolidation

Upon approval of the Share Consolidation Resolution, following all requisite regulatory approvals, including the acceptance by the Exchange, the Company, at a time determined at the sole discretion of the Board, will file articles of amendment with the required entity under the OBCA in the form prescribed by the OBCA to amend the Company’s articles of incorporation. The Consolidation will become effective on the date shown in the certificate of amendment in connection therewith, or such other date as indicated in the articles of amendment.

Requisite Approval

At the Meeting, the Company’s Shareholders will be asked to approve the Share Consolidation Resolution, in the form set out below. The approval of the Share Consolidation Resolution will require the affirmative vote of 66 2/3% of the votes cast by the Shareholders, present in person or represented by proxy at the Meeting.

“RESOLVED, AS A SPECIAL RESOLUTION THAT:

1.

the issued and outstanding shares in the capital of the Company be consolidated on the basis of one (1) post-Consolidation Common Share for up to every four (4) Common Shares currently issued and outstanding, and the Board of Directors of the Company are hereby authorized to select a lesser consolidation ratio at its sole discretion;

2.

no fractional shares shall be issued upon the consolidation, each fractional Common Share that is less than 1/2 of one (1) post-Consolidation Common Share will be cancelled and each fractional Common Share that is at least 1/2 of one (1) post-Consolidation Common Share will be rounded up to one (1) whole post-Consolidation Common Share;

3.

notwithstanding the approval of holders of the Common Shares of the Company to the above resolutions, the Board of Directors of the Company may revoke the foregoing resolutions before they are acted on without any further approval by the persons eligible to vote on this Share Consolidation Resolution at the Meeting;

4.	the effective date of such consolidation shall be the date shown in the certificate of amendment; and

5.

any of the officers or directors of the Company be and are hereby authorized for and on behalf of the Company (whether under its corporate seal or otherwise) to execute and deliver articles of amendment to effect the foregoing resolutions with the required entity and all other documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement the foregoing resolutions and the matters authorized hereby, such determinations to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any such action.”

Based on the foregoing, the Board unanimously recommends that Shareholders vote FOR the Share Consolidation Resolution set out above.

Common Shares represented by proxies in favour of management nominees will be voted FOR the Share Consolidation Resolution unless a Shareholder has specified in his or her proxy that his or her shares are to be voted against the Share Consolidation Resolution.

2.           Approval of the Stock Option Plan Amendment

The existing Stock Option Plan (the “Existing Stock Option Plan”) is a “rolling” stock option plan under the policies of the TSXV, as under the Existing Stock Option Plan the Company is authorized to grant Options of up to 10% of its issued and outstanding Common Shares at the time of the stock option grant, from time to time. The purpose of the Existing Stock Option Plan is to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company to acquire Common Shares, thereby increasing their proprietary interest in the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its business and affairs. Under the terms of the Existing Stock Option Plan, a maximum of 14,551,885 Common Shares (representing approximately 10% of the currently outstanding Common Shares of the Company) are reserved for issuance. The Board and management is of the view that the Existing Stock Option Plan does not have enough Common Shares reserved for option grants to meet the Company’s future needs in the short term. Accordingly, management believes that it is appropriate to amend the Existing Stock Option Plan from a “rolling” 10% plan to a “fixed” 20% plan. Under a fixed 20% plan, the maximum number of Common Shares issuable would be 29,103,770 Common Shares, which will represent approximately 20% of the Company’s current issued and outstanding Common Shares on a pre-Consolidated basis.

In making the decision to seek Shareholder approval of the amendment to the Existing Stock Option Plan, management noted that the utilization of Options has been and will continue to be an important factor in attracting and keeping superior quality personnel. Management believes that, at this stage of the Company’s growth and development, it is imperative that the Company have sufficient flexibility in its employee incentive arrangements to permit it to compete with other entities in its industry which utilize share incentive options in hiring and retaining key personnel.

In light of the above, Shareholders are being requested to pass an ordinary resolution, the text of which is set forth below, approving the change from a “rolling” 10% stock option plan to a “fixed” 20% stock option plan (the “Fixed Stock Option Plan”). Under the Fixed Stock Option Plan, as Options are granted, the number of Options available for future grants is reduced by an amount equal to the number of Options granted.

The following is a summary of the principal terms of the Fixed Stock Option Plan and is qualified in its entirety by the full text of the Fixed Stock Option Plan which is available on request and will be available at the Meeting. The Fixed Stock Option Plan is administered by the Board, which has full and final authority with respect to the granting of all options thereunder subject to the requirements of the TSXV. Options may be granted under the Fixed Stock Option Plan to such directors, officers, employees or consultants of the Company and its affiliates, if any, as the Board may from time to time designate.

Under the policies of the TSXV, options granted under such a fixed plan are not required to have a vesting period, although the directors may continue to grant options with vesting periods, as the circumstances require. The Fixed Stock Option Plan authorizes the Board to grant Options to the optionees (the “Optionee”) on the following terms (capitalized terms not defined herein have the meaning ascribed to them in the Existing Stock Option Plan):

•

If Options expire or otherwise terminate for any reason without having been exercised, the number of Common Shares in respect of the expired or terminated Options will again be available for the purposes of the Fixed Stock Option Plan.

•

The Fixed Stock Option Plan may be terminated by the Board at any time, but such termination will not alter the terms or conditions of any options awarded prior to the date of such termination. Any Options outstanding when the Fixed Stock Option Plan is terminated will remain in effect until they are exercised or expire or are otherwise terminated in accordance with the provisions of the Fixed Stock Option Plan.

•

The Fixed Stock Option Plan provides that it is solely within the discretion of the Board to determine who should receive Options and in what amounts. The Board may issue a majority of the options to insiders of the Company. However, in no case will the issuance of common shares upon the exercise of Options granted under the Fixed Stock Option Plan result in:

i.

The total number of Options awarded to any one individual in any twelve month period shall not exceed 5% of the issued and outstanding Shares of the Company at the Award Date (unless the Company has obtained disinterested shareholder approval);

ii.

The total number of Options awarded to any one Consultant for the Company shall not exceed 2% of the issued and outstanding Shares of the Company at the Award Date without consent being obtained from the Exchange; and

iii.

The total number of Options awarded to all persons employed by the Company who perform Investor Relations Activities for the Company shall not exceed 2% of the issued and outstanding Shares of the Company, in any twelve month period, calculated at the Award Date without consent being obtained from the Exchange.

Options granted under the Fixed Stock Option Plan will be for a term so fixed by the Board at the time the Option is awarded, provided that such date shall not exceed ten (10) years from the date of its grant. Unless the Company otherwise decides, in the event an Option Holder ceases to be a consultant or employee of the Company (other than by reason of death), vested options will expire on the thirtieth (30th) day following the date the holder ceases to be an Employee of Consultant. In the case that the Option Holder ceases to be such as a result of: (i) termination for cause; or (ii) an order of the Ontario Securities Commission, the Exchange, or any regulatory body having jurisdiction to so order, the Expiry Date shall be the date the Option Holder ceases to be an Employee or Consultant of the Company.

The Exercise Price shall be that price per Share, as determined by the Board in its sole discretion, and announced as of the Award Date, at which an Option Holder may purchase a Share upon the exercise of an Option, provided that it shall not be less than the closing price of the Company’s Shares traded through the facilities of the Exchange (or, if the Shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the Shares are listed or quoted for trading) on the day preceding the Award Date, less any discount permitted by the Exchange, or such other price as may be required or permitted by the Exchange.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Options may not be assigned or transferred, and all Option Certificates will be so legended, provided however that the Personal Representatives of an Option Holder may exercise the Option within the Exercise Period. Common shares will not be issued pursuant to Options granted under the Fixed Stock Option Plan until they have been fully paid for.

Upon a Change of Control (as that term is defined in the Fixed Stock Option Plan), or when, within a six (6) month period, the Company issues new or additional shares greater than or equal to 40% of the issued and outstanding shares at the date of first issuance, the vesting of all unvested Options will accelerate automatically and vest as at the date when the 40% (or greater) threshold is reached (provided that any such acceleration on Options that have been granted to those providing Investor Relations Activities has received prior Exchange review and acceptance).

In order to be effective, the Stock Option Plan Resolution requires the approval of not less than 50% of the votes cast by the disinterested Shareholders represented at the Meeting in person or by proxy. To the knowledge of the Company, a total of 10,874,200 Common Shares (being approximately 7.5% of the issued and outstanding Common Shares) are held by Shareholders who are considered insiders and to whom Options may be granted, and the associates thereof, and will be excluded from voting on the Stock Option Plan Resolution.

If the Stock Option Plan Resolution is approved, the Board retains the power to revoke it at all times without any further approval by the Shareholders. The Board will only exercise such power in the event that it is, in its opinion, in the best interest of the Company. If the Stock Option Plan Resolution is not approved then the Existing Stock Option Plan will remain in force.

The following is the text of the Stock Option Plan Resolution which will be put forward at the Meeting:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

a)

subject to the approval of the TSX Venture Exchange, the amendment of the Company’s Stock Option Plan from a 10% “rolling” plan to a 20% “fixed” plan, under which the maximum number of common shares of the Company (“Common Shares”) reserved for issuance will be increased from 14,551,885 to 29,103,770 Common Shares is hereby approved;

b)

any director or officer of the Company be, and such director or officer of the Company hereby is, authorized, instructed and empowered, acting for, in the name of and on behalf of the Company, to execute and deliver or cause to be executed and delivered all such documents and instruments, and to do or to cause to be done all such other acts and things as in the opinion of such director or officer of the Company may be necessary or desirable in order to fulfill the intent of this resolution; and

c)

the board of directors of the Company, in its sole and complete discretion, may act upon this resolution to effect the adoption of the amended Stock Option Plan, or if deemed appropriate and without any further approval from the shareholders of the Company, may choose not to act upon this resolution notwithstanding shareholder approval of the amended Stock Option Plan and are authorized to revoke this resolution in their sole discretion.”

THE COMPANY’S MANAGEMENT DESIGNEES, IF NAMED AS PROXY, INTEND TO VOTE FOR THE STOCK OPTION PLAN RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN ITS PROXY THAT ITS COMMON SHARES ARE TO BE VOTED AGAINST THE STOCK OPTION PLAN RESOLUTION.

3.           Approval of the Restricted Share Unit Plan Amendment

The Company is seeking the approval of disinterested Shareholders at the Meeting to amend the RSU Plan (the “Amended RSU Plan”).

As a result of the Company’s desire for more flexibility in granting certain equity incentive awards in addition to Options, the Company implemented the RSU Plan, which allows the Board to grant RSUs, which, upon vesting, result in the holder thereof being issued Common Shares.

The amendment to the RSU Plan entails increasing the maximum number of Common Shares to be issued in settlement of RSUs from 500,000 Common Shares to 4,000,000 Common Shares, provided that, notwithstanding the foregoing, the maximum number of Common Shares issuable pursuant to outstanding RSUs and all other security based compensation arrangements, including the Company’s Stock Option Plan, shall not exceed 20% of the Common Shares outstanding as at the time the Fixed Stock Option Plan was approved.

A summary of certain provisions of the Amended RSU Plan is set out below. This summary is qualified in its entirety by the full text of the Amended RSU Plan which is available upon request and will be available at the Meeting. Capitalized terms used in this summary that are not otherwise defined in this Circular shall have the same meaning as defined in the Amended RSU Plan.

Purpose of the RSU Plan

The purpose of the Plan is to assist the Company and its Related Entities in attracting and retaining individuals with experience and exceptional skill, to allow selected executives, key employees, consultants and directors of the Company or a Related Entity to participate in the long term success of the Company or the Related Entity and to promote a greater alignment of interests between the participants designated under this RSU Plan and the shareholders of the Company.

Administration of the RSU Plan

The RSU Plan shall be administered by the Compensation Committee of the Board (the “Committee”) under the supervision of the Board or, if no Committee exists at any given time, the RSU Plan shall be administered by the Board.

In addition to the other powers granted to the Committee under the RSU Plan and subject to the terms of the RSU Plan, the Committee shall have full and complete authority to interpret the RSU Plan. The Committee may from time to time prescribe such rules and regulations and make all determinations necessary or desirable for the administration of the RSU Plan.

Eligibility and Performance Criteria

The Compensation Committee designates, from time to time and at its sole discretion, the Directors, officers and key employees of the Company who are entitled to participate in the RSU Plan (the “Participants”).

Each RSU Grant Agreement describes the Performance Criteria for the Performance Period established by the Committee that must be achieved for RSU Shares to be vested and issued to the Participant, based on criterion as may be determined by the Committee or the Board.

Grant of RSUs

Subject to the provisions of the Plan, the Committee shall, in its sole discretion and from time to time, determine the Designated Persons to whom it recommends that Grants be made based on their current and potential contribution to the success of the Corporation. At such time, the Committee shall also:

(a)	determine, in connection with each Grant, the Effective Date thereof and the number of RSUs to be allocated, subject to certain blackout periods;

(b)	determine, in connection with each Grant, the vesting dates and the Performance Period, if any, applicable thereto;

(c)	determine, in connection with each Grant, the Performance Criteria, if any, to be achieved during the Performance Period in order for RSU Shares to be issued to the Participant; and

(d)

determine the other terms and conditions (which need not be identical and which, without limitation, may include conditions on the allocation, issuance and/or settlement of RSUs, and non-competition provisions) of all RSUs covered by any Grant.

Vesting and Settlement of RSUs

Subject to any employee benefit or other share compensation plan approved by the Board, the Committee shall prescribe the terms and conditions of vesting of each Grant and the vesting period. The Company must publicly announce by press release at the time of the Grant, any RSUs granted to Designated Persons.

Provided that the Participant is continuously employed with, or providing services to, the Company from the Effective Date of such Grant to the Release Date, the Participant shall be entitled to receive on the applicable Release Date, in full settlement of the RSUs that have vested, a number of RSU Shares equal to such number of RSUs vested, subject to certain provisions within the RSU Plan.

Termination of RSUs

Unless otherwise determined by the Committee, the following provisions shall apply in the event that a Participant ceases to be employed by the Company:

•

If a Participant is terminated for cause or resigns voluntarily (other than due to Retirement), the RSUs covered by each Grant then outstanding to such Participant for which RSU Shares have not been issued prior to such voluntary resignation or termination shall be forfeited and all such Grants shall expire in their entirety.

•

In the event of the death of the Participant, the deceased Participant’s estate shall receive, with respect to each Grant then outstanding to such Participant for which RSU Shares have not otherwise been issued prior to the date of death, an RSU settlement in the form of RSU Shares on the next Release Date on which all or a portion of the RSU Shares would otherwise be issued. If Performance Criteria are attached to any deceased Participant’s RSU, in the event of death of a Participant following the end of the Performance Period, if any, but prior to a Release Date, the Committee will determine, in its sole discretion, the number of RSU Shares to be delivered to the Participant’s estate with respect to such RSUs.

•

In the event of termination without cause, Retirement or Permanent Disability of a Participant, with respect to each Grant then outstanding to such Participant for which RSU Shares have not been issued prior to the date of termination without cause, Retirement or Permanent Disability, the RSU Shares covered by any such Grant shall be issued to the Participant in accordance with and subject to the Plan, on a pro rata basis to reflect the proportion of the Performance Period of the Grant worked by the Participant prior to such termination without just cause, Retirement or Permanent Disability. If a Participant dies, all vested RSUs of such Participant shall be settled by the legal representative of such Participant.

•

In the event of a Change in Control, all Covered RSUs shall vest as of the effective date of such Change in Control. Automatic vesting of all Covered RSUs will also occur when, within a six (6) month period, the Company issues new or additional shares greater than or equal to 40% of the issued and outstanding shares at the date of first issuance.

Allotment of Shares for Issuance by the Company

The Company shall allot for issuance from treasury such number of Common Shares corresponding to the maximum number of Common Shares that may be deliverable to Participants upon the vesting of all RSUs granted to Participants under the RSU Plan. Notwithstanding any other provision of the Amended RSU Plan:

•

The number of RSU Shares issuable under the Plan shall not exceed 4,000,000 Common Shares, provided that at no time may the number of Common Shares issuable hereunder, together with all other security-based compensation arrangements of the Corporation, exceed 20% of the issued and outstanding Common Shares as at the date of the Stock Option Plan. If a Grant terminates without delivery of any Common Shares subject thereto, then the number of Common Shares counted against the aggregate number of Common Shares available under the Plan with respect to such Grant shall, to the extent of any such termination, again be available for making Grants under the Plan.

•

Notwithstanding anything else contained herein, the number of Common Shares of the Corporation which are (i) issuable at any time, and (ii) issued within any one year period, to any one Insider (as such term is defined in the TSXV’s Corporate Finance Manual) of the Corporation pursuant to the terms of the Plan and under any other security-based compensation arrangement, shall not exceed 5% of the Corporation’s total issued and outstanding Common Shares.

•	Under this amendment, the Company would remove the 1% maximum restriction on the issuance of Common Shares (i) at any given time and (ii) within one year to any Designated Person.

Shareholder Approval Requirements

Pursuant to the policies of the Exchange, since the aggregate number of Common Shares issuable to Insiders pursuant to the RSU Plan and all other stock option plans could exceed 10% of the issued and outstanding Common Shares, the ordinary resolution approving the RSU Plan must be passed by a majority of the votes cast by disinterested Shareholders present in person or by proxy at the Meeting. Disinterested Shareholder approval is the approval by a majority of the votes cast on the resolution by all Shareholders at the Meeting excluding the votes attached to shares beneficially owned by Insiders and their Associates (as those terms are defined under Policy 1.1 of the TSX Venture Exchange) to whom RSUs may be granted under the RSU Plan. Based on the present shareholdings of Insiders and their Associates to whom RSUs may be granted under the RSU Plan, a total of 10,874,200 Common Shares will be excluded from voting on the resolution to approve the RSU Plan.

Management recommends, and the persons named in the enclosed form of proxy intend to vote in favour of the approval of the Amended RSU Plan.

The text of the resolution to be passed is as follows:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

a)

subject to the approval of the TSX Venture Exchange, the amendment of the Company’s Restricted Share Unit Plan, under which the maximum number of common shares of the Company (“Common Shares”) reserved for issuance will be increased from 500,000 to 4,000,000 Common Shares is hereby approved;

b)

any director or officer of the Company be, and such director or officer of the Company hereby is, authorized, instructed and empowered, acting for, in the name of and on behalf of the Company, to execute and deliver or cause to be executed and delivered all such documents and instruments, and to do or to cause to be done all such other acts and things as in the opinion of such director or officer of the Company may be necessary or desirable in order to fulfill the intent of this resolution; and

c)

the board of directors of the Company, in its sole and complete discretion, may act upon this resolution to effect the adoption of the amended Restricted Share Unit Plan, or if deemed appropriate and without any further approval from the shareholders of the Company, may choose not to act upon this resolution notwithstanding shareholder approval of the amended Restricted Share Unit Plan and are authorized to revoke this resolution in their sole discretion.”

THE COMPANY’S MANAGEMENT DESIGNEES, IF NAMED AS PROXY, INTEND TO VOTE FOR THE RESTRICTED SHARE UNIT PLAN RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN ITS PROXY THAT ITS COMMON SHARES ARE TO BE VOTED AGAINST THE RESTRICTED SHARE UNIT PLAN RESOLUTION.

ADDITIONAL INFORMATION

Financial information is provided in the Company’s audited annual financial statements and accompanying management’s discussion and analysis (“MD&A”) for the year ended October 31, 2017.

Under National Instrument 51-102, Continuous Disclosure Obligations, any person or company who wishes to receive financial statements from the Company may deliver a written request for such material to the Company or the Company’s agent, together with a signed statement that the persons or company is the owner of securities of the Company. Shareholders who wish to receive financial statements are encouraged to send the enclosed mail card, together with the completed form of proxy, in the addressed envelope provided, to the Company’s registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. The Company will maintain a supplemental mailing list of persons or companies wishing to receive financial statements.

Shareholders may obtain copies of the Company’s financial statements and related MD&A by contacting the Company at its head office located at 8810 Jane Street, 2nd Floor, Vaughan, Ontario L4K 2M9. Additional information relating to the Company is available on SEDAR at www.sedar.com.

GENERAL

Unless otherwise specified, all matters referred to herein for approval by the Shareholders require a simple majority of the Shareholders voting, in person or by proxy, at the Meeting. Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

The contents of this Circular have been approved and this mailing has been authorized by the Directors of the Company.

DATED as of the 6th day of November, 2018.

BY THE ORDER OF THE BOARD OF DIRECTORS
OF ALEAFIA HEALTH INC.

/s/ “Julian Fantino”
Julian Fantino
Chairman of the Board